## Contact

www.linkedin.com/in/
albertyoungslabmags (LinkedIn)

## Top Skills

Sales
Sales Operations
China Business Development

# Albert Young

Co-Founder At Slabmags
Dallas-Fort Worth Metroplex

## Summary

Founder, father, and husband with a deep appreciation for startups and brand-building. My journey started in the startup world, but along the way, I spent years in real estate and international cross-border sales, gaining valuable experience in deal-making and global business operations. After a brief time in corporate real estate at Lennar, I found my way back to what I love most—entrepreneurship.

For the past few years, I've been focused on building a brand that has resonated with collectors in the hobby community. It has been a rewarding journey of learning, problem-solving, and bringing creative ideas to life. My passion lies in innovation, product development, and creating solutions that add real value to collectors and the industry as a whole.

## Experience

### slabmags

Co-Founder
January 2023 - Present (2 years 4 months)
Dallas-Fort Worth Metroplex

At Slabmags, I've had the privilege of building a recognized brand in the collectibles space, known for our premium UV-protective cases for trading cards. But Slabmags is more than just a case company—it's an innovation-driven brand dedicated to improving The Hobby.

Slabmags was created to fill a need in the hobby community. Over time, we've built an operation that integrates design, supply chain, manufacturing, and distribution under one roof. Our goal is simple: to develop high-quality, thoughtfully designed products that collectors can truly appreciate. While our UV cases remain a staple, we're excited to introduce new innovations that enhance the collecting experience.

We're grateful for the support from the community and remain committed to pushing The Hobby forward with fresh ideas and quality products.

Follow Us On Instagram: https://www.instagram.com/slabmags/

Lennar
International Sales Manager
October 2018 - January 2023 (4 years 4 months)
Dallas/Fort Worth Area

At Lennar, I had the opportunity to develop and execute the go-to-market strategy for international buyers, helping connect overseas clients with homes in the U.S. Along the way, I facilitated over 400 home sales and built a strong domestic and global network, forming many meaningful relationships.

My time at Lennar was invaluable, teaching me great lessons in cross-border business, operations, sales, marketing, and business development. These experiences have prepared me for the next chapter of my life as I pursue my entrepreneurial journey.

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# Education

University of California, Los Angeles
Bachelors, Economics · (2002 - 2006)